8/29.

02049604

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rock Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL P

**NEW ADDRESS

FILE NO. 82- 4504 FISCAL YEAR 5-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 9/4/02

Confirmation of Mailing

AR/S
5-31-02

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
TEL: (604) 688-3304 FAX: (604) 682-6038
North American Toll Free: 1-888-762-5737
E-mail: info@rockresources.com Web site: http://www.rockresources.com

82-4504

Trading Symbol: RCK

02 AUG 29 AM 10:50

August 16, 2002

B.C. Securities Commission **(via SEDAR)**
701 West Georgia Street, 12th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs:

RE: Quarterly Report for Year Ending May 31, 2002

The quarterly report for the year ending May 31, 2002 which includes the yearly audited financial statements has been mailed to all Registered Shareholders (as required by National Instrument 54-101) as of August 16, 2002.

We are filing with you via SEDAR which includes our filing fee of $850.00.

Form 51-901F with its Schedules and the yearly audited financial statements and report from the auditor are included in this SEDAR filing in PDF format.

If you have any questions please contact Mar Bergstrom at 604-688-3304.

Yours truly,

"Graeme W. Rowland"

Graeme W. Rowland
President

cc: TSX Venture Exchange **(via SEDAR and mail)**
Securities & Exchange Commission (82-4504)

copy

ROCK RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002
and
May 31, 2001

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The audit Committee of the Board of Directors has met with the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, De Visser Gray, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

President

July 31, 2002

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Rock Resources Inc.

We have audited the consolidated balance sheets of Rock Resources Inc. as at May 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 31, 2002

ROCK RESOURCES INC.

Consolidated Balance Sheets
As at May 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 14,904	$ 322
Accounts receivable	20,288	8,977
Prepaid expenses and deposits	38,983	16,345
	74,175	25,644
Marketable securities (Note 3)	101,500	-
Capital assets (Note 4)	116,787	145,401
Mineral properties (Note 5)	199,867	13,183
	$ 492,329	$ 184,228
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 171,455	$ 159,985
Due to related party	11,000	-
Interest payable	-	39,299
	182,455	199,284
Due to related party (Notes 10 and 14)	195,116	109,769
Loan payable (Note 6)	76,710	17,104
Convertible debentures (Note 7)	477,175	606,675
Share subscriptions received (Note 8)	245,902	-
	1,177,358	932,832
Shareholders' deficiency		
Capital stock (Note 8)	14,401,689	13,207,365
Convertible debentures (Note 7)	210,000	315,000
Deficit	(15,296,718)	(14,270,969)
	(685,029)	(748,604)
	$ 492,329	$ 184,228

Nature of operations and going concern (Note 1)
Contingency (Note 13)
Subsequent events (Note 14)

On behalf of the Board:

__________ Director __________ Director

See notes to the consolidated financial statements.

ROCK RESOURCES INC.
Consolidated Statements of Operations and Deficit
For the Years Ended May 31, 2002 and 2001

	2002	2001
EXPENSES		
Accretion of convertible debentures	$ 54,250	$ 63,000
Amortization	29,071	33,275
Bank charges and interest	86,876	76,652
Consulting	80,123	115,183
Financing fees and charges	360	8,000
General exploration	-	22,050
Investor relations	190,040	173,782
Licenses and listing fees	35,594	17,150
Management fees	56,101	110,000
Office and salaries	247,930	405,169
Professional fees	111,964	149,518
Telephone	43,606	25,432
Travel and promotion	89,834	96,396
Write-down of deferred property costs	-	5,924,361
Loss for the year	(1,025,749)	(7,219,968)
Deficit, beginning of year	(14,270,969)	(7,051,001)
Deficit, end of year	$(15,296,718)	$(14,270,969)
Loss per common share (Note 2)	$ (0.26)	$ (2.57)
Weighted average number of common shares outstanding	4,007,454	2,814,648

See notes to the consolidated financial statements.

ROCK RESOURCES INC.

Consolidated Statements of Cash Flows
For the Years Ended May 31, 2002 and 2001

	2002	2001
CASH FLOWS USED IN OPERATING ACTIVITIES		
Loss for the period	$ (1,025,749)	$ (7,219,968)
Items not affecting cash:		
Amortization	29,071	33,275
Accretion of convertible debentures	54,250	63,000
Write-off of mineral properties	-	5,924,361
Shares issued as a financing fee	360	8,000
Shares for debt - current interest on debentures	40,701	-
Shares for debt - consulting	8,560	-
	(892,807)	(1,191,332)
Changes in non-cash working capital items:		
Accounts receivable	(11,311)	34,998
Prepaid expenses	(22,638)	11,288
Accounts payable and accrued liabilities	98,824	103,145
Due to related party	11,000	-
Interest payable	-	39,299
Net cash used in operating activities	(816,932)	(1,002,602)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advance of loan payable	59,606	-
Related parties	85,347	92,742
Issuance of capital stock	630,300	54,000
Subscriptions received	245,902	-
Net cash provided by financing activities	1,021,155	146,742
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of marketable securities	(101,500)	-
Capital assets purchased	(457)	(21,558)
Mineral property expenditures	(87,684)	(72,023)
Net cash used in investing activities	(189,641)	(93,581)
Change in cash position during the period	14,582	(949,441)
Cash position, beginning of period	322	949,763
Cash position, end of period	$ 14,904	$ 322

Supplemental disclosure with respect to cash flows (Note 12)

See notes to the consolidated financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is engaged in the exploration of mineral resources. At May 31, 2002, the Company's activities include an option to earn a 100% interest in the Oro 1-16 claims plus an additional 23 claims it has staked directly known as Oro 17-39 located in the Oro Blanco mountains in southern Arizona (the Margarita property) and an option to earn a two-third's interest in 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario (the Temagami North property). The Company has not yet determined whether these properties contain ore reserves that are economically recoverable. The exploration programs undertaken and proposed constitute an exploratory search. There is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as mineral properties represent net costs to date, less amounts written off, and do not necessarily represent present or future values. The recovery of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the properties and upon future profitable production.

The Company has incurred losses since inception and at May 31, 2002 has a working capital deficiency of $97,280 (2001 - $173,640) and a capital deficiency of $685,029 (2001 - $748,604). The Company requires additional funds to continue operations, to explore its mineral properties and to maintain its property interests pursuant to property option agreements. Management is actively seeking additional financing, and while it has successfully done this in the past, there is no assurance that it will continue to be able to do so in the future. These matters raise doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

Although the Company has taken steps to verify title to mineral properties in which it is earning an interest, in accordance with industry standards for the current stage of exploration of these properties, these procedures do not guarantee title. Property title may be subject to unregistered proper agreements and non-compliance with regulatory requirements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Rock Resources (US) Inc., a company incorporated in Nevada.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets and amortization

Capital assets consisting of office furniture and equipment and computer equipment, are recorded at cost less accumulated amortization and are amortized over their useful lives using the declining-balance method at the rate of 20% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Marketable securities

Marketable securities are recorded at the lower of cost or market value if management believes there is a long-term impairment in the value of the shares. Short-term fluctuations in the value of the shares are not reflected as it the Company's intention to hold these securities as a long-term investment.

Mineral properties

The Company records its interests in mineral properties at cost. Exploration expenditures relating to these interests are capitalized until the properties to which they relate are placed into production, sold, abandoned or allowed to lapse. These expenditures will be amortized over the estimated useful life of the related property using the units-of-production basis following commencement of production, or written-off if the mineral properties are sold, abandoned or allowed to lapse. General exploration expenditures are expensed as incurred.

The amounts shown for mineral properties represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

The Company reviews capitalized costs on its mineral properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon management's review of other property transactions that have occurred in the same geographic area as its properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection, reclamation and rehabilitation costs

Liabilities related to environmental protection, reclamation and rehabilitation costs are accrued and charged to income or loss when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts. The Company may be liable for these costs. To date, the extent of the liability, if any, is not determinable.

Deferred financing costs

Financing costs incurred on the issuance of debt and are deferred and amortized as a charge to earnings over the term of the indebtedness.

Convertible debentures

Upon issuance, the convertible debentures are classified into liability and equity components at the time of their issue. The liability component represents the present value of interest and principal payments after factoring out the conversion premium options. The financial liability is accreted by way of a charge to earnings over the term of the debt.

Foreign exchange

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date of exchange and non-monetary assets and liabilities at historical rates. Income and expenses are translated at their applicable transaction date rates except depreciation and amortization, which are translated at historical rates. Exchange gains or losses arising on translation are included in income or loss for the year.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Loss per share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Fully diluted loss per share is not presented, as it would be anti-dilutive. For comparative purposes in respect to the disclosure of loss per share, share consolidations occurring during the current year are considered to have occurred on the first day of the previous fiscal year.

Fair value of financial instruments

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The fair value of the convertible debentures is assessed at the time of issue relative to market rates and terms for equivalent debt. As at May 31, 2002 and 2001, the carrying value of convertible debentures is considered to approximate fair value.

Cash and cash equivalents

Cash and cash equivalents include cash and deposits of varying maturity dates within 90 days of the original date of acquisition.

Stock based compensation

The Company periodically grants stock options to executive officers and directors, employees and consultants pursuant to the TSX Venture Exchange Policy as described in Note 8. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Future income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Such allowance has been applied fully against all the tax assets of the Company.

The Company's accounting policy for future income taxes has no effect on the financial statements of any fiscal years presented.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MARKETABLE SECURITIES

Marketable securities held at May 31, 2002 include 290,000 common shares of Tres-Or Resources Ltd. purchased at an agreed value of $101,500 as part of the consideration to acquire its interest in the Temagami North mineral property. It is management's intention to hold these securities as a long-term investment. Tres-Or Resources Ltd. is a public company and is listed on the TSX Venture Exchange.

4. CAPITAL ASSETS

	May 31, 2002			May 31, 2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture & equipment	$ 61,247	$ 32,952	$ 28,295	$ 61,247	$ 25,890	$ 35,357
Computer equipment	195,553	107,061	88,492	195,096	85,052	110,044
	$ 256,800	$ 140,013	$ 116,787	$ 256,343	$ 110,942	$ 145,401

5. MINERAL PROPERTIES

Consolidated summary of mineral properties and expenditures made during period, segmented by geographical region:

	Balance, 2001	Expenditures during period	Balance, 2002
SOUTH AMERICA			
Chile			
Coiron Property	$ 1	$ -	$ 1
UNITED STATES			
Arizona			
Margarita Property			
Acquisition costs	10,150	29,285	39,435
Land fees	-	5,287	5,287
Geological and geophysical	-	15,843	15,843
Consultants		29,269	29,269
Other	3,032		3,032
	13,182	79,684	92,866
CANADA			
Ontario			
Temagami North Property			
Acquisition costs	-	99,000	99,000
Consultants	-	8,000	8,000
	-	107,000	107,000
Total mineral property costs	$ 13,183	$ 186,684	$ 199,867

5. **MINERAL PROPERTIES** (cont'd...)

Margarita Property, Arizona

On January 15, 2001 the Company entered into an option agreement whereby it could earn a 100% interest in the Oro 1-16 claims located in the Oro Blanco Mountains in southern Arizona.

On December 21, 2001 the Company and the property vendor terminated the January 15, 2001 option agreement and entered into a new option agreement. In order to earn a 100% interest, the Company must make staged payments to the property vendor over three years aggregating U.S. $41,600 (U.S. $20,000 paid to May 31, 2002), expend a total of Cdn. $650,000 on exploration work over the same period and issue to the property vendor a total of 37,500 post-consolidation common shares (3,750 issued to May 31, 2002) over eight years.

The property vendor will retain a 2% Net Smelter Royalty ("NSR"), which the Company can purchase for U.S. $2,000,000 within two years after commercial production. If the option agreement has not been terminated and the property is not in commercial production, the Company shall make advance royalty payments to the property vendor of U.S. $220,000 over five years commencing December 31, 2004. Any advance royalty payments made shall be deducted from any NSR liability arising from commercial production.

The following is a summary of the required future vendor payments, exploration expenditures, advance royalties and shares to be issued under the terms of the option agreement:

Fiscal year ending	Vendor Payments	Exploration Expenditures	Advance Royalties	Shares to be issued
	US$	Cdn.$	US$	
2003	11,600	180,000		5,000
2004	10,000	470,000		5,000
2005			40,000	5,000
2006			40,000	5,000
2007			40,000	5,000
2008			50,000	10,000
2009			50,000	10,000
	21,600	650,000	220,000	45,000

During the year, the Company staked an additional 23 claims known as Oro 17-39 surrounding the Oro 1-16 claims.

Temagami North, New Liskeard/Cobalt Ontario

On April 15, 2002 the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario. On signing the agreement, the Company paid $5,000 and issued 100,000 common shares to Tres-Or at a deemed value of $90,000. The Company also subscribed for 290,000 common shares of Tres-Or at $0.35 as a condition of the agreement.

In order to earn its interest, the Company must make additional vendor payments to Tres-Or aggregating $25,000 over eighteen months, fund a total of $300,000 in exploration expenditures over the same period and pay management fees to Tres-Or equal to 10% of the exploration expenditures.

5. **MINERAL PROPERTIES** (cont'd...)

The following is a summary of the vendor payments, exploration expenditures, management fees and shares issued as required under the terms of the agreement:

	Vendor Payments	Exploration Expenditures	Management Fees	Shares Issued
Upon signing	$ 5,000	$ -	$ -	100,000
November 30, 2002	10,000	100,000	10,000	
November 30, 2003	15,000	200,000	20,000	
	$ 30,000	$ 300,000	$ 30,000	100,000

Coiron Property, Chile

At May 31, 2001 the Company recorded an allowance against the carrying value of its 40% interest in a 3,330-hectare property located in Region IV, Comuna Salamanca, Chile, such that the remaining costs were reduced to $1, as a consequence of uncertainty surrounding the Company's good title to the property. The outcome of this title dispute remains indeterminable at the current date.

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing with the exception of the Coiron Property.

6. **LOAN PAYABLE**

On October 25, 1999 the Company entered into a loan agreement with a private company with one director in common, whereby the Company could borrow up to $500,000 to fund legal fees to assist with the costs of an expropriation litigation it had commenced. Under the terms of the agreement, the loan is only repayable should the Company recover monies from the litigation. The loan bears interest of 1% per annum and contains a bonus provision whereby one common share of the Company will be issued for each $20.00 advanced under the loan to a maximum of 25,000 shares. The Company is to reimburse expenses in connection with its formation, capitalization and operation up to a maximum of $100,000 at the time the principal of the loan amount is repaid.

Refer also to note 10.

7. **CONVERTIBLE DEBENTURES**

During its 2000 fiscal year, the Company issued convertible debentures totaling $900,000. These debentures mature on October 12, 2004 and bear interest at 10% per annum. The debentures are convertible into common shares at $1.00 prior to October, 2002; $1.25 per share prior to October, 2003; and $1.50 per share prior to October, 2004. Any amounts not converted upon maturity may be converted by the Company at the lowest price per share permitted by the TSX Venture Exchange, but not less than $0.15 per share.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the convertible debentures were split into liability and equity components at the time of their issue. The liability component represents the present value of interest and principal payments after factoring out the conversion premium options. The financial liability is accreted by way of a charge to earnings over the term of the debt.

In connection with the issuance of the convertible debentures, the Company paid $45,000 as a finder's fee, which has been deferred and amortized against the liability component.

7. **CONVERTIBLE DEBENTURES** (cont'd...)

During the year, the Company negotiated the settlement of debentures having a face value of $300,000 by issuing 2,000,000 common shares. Of the balance settled for shares, $195,000 related to the liability component (before the amortization of $11,250 in deferred financing costs) and $105,000 related to the equity component.

The continuity of convertible debenture balances is as follows:

	Liability component	Equity component
Balance, May 31, 2001	$ 606,675	$ 315,000
Less: shares for debt settlement	(183,750)	(105,000)
Accretion of liability component	54,250	-
Balance, May 31, 2002	$ 477,175	$ 210,000

8. **CAPITAL STOCK**

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
As at May 31, 2000	55,901,718	$ 13,142,865
For warrants exercised	360,000	54,000
For finder's fees	40,000	8,000
For mineral properties	25,000	2,500
As at May 31, 2001	56,326,718	$ 13,207,365
1:20 consolidation	(53,510,382)	-
	2,816,336	13,207,365
Issued for cash:		
For private placement	3,900,000	585,000
For exercise of options	162,000	24,300
For exercise of warrants	100,000	21,000
Issued for other than cash:		
For settlement of debt	3,172,755	464,664
For mineral properties	102,500	99,000
For financing fee	1,798	360
As at May 31, 2002	10,255,389	$ 14,401,689

8. CAPITAL STOCK (cont'd...)

Share consolidation

Effective February 4, 2002 the Company consolidated its authorized common share capital of 100,000,000 common shares without par value, of which 56,622,262 were issued and outstanding, into an authorized capital of 5,000,000 common shares without par value, of which 2,831,113 were issued and outstanding. The Company subsequently increased its authorized capital to 100,000,000 common shares without par value.

Private placement

During the year ended May 31, 2002, the Company issued of 3,900,000 units at a price of $0.15 per unit pursuant to a private placement. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the shareholder to purchase an additional common share at a price of $0.21 per share until October 15, 2002, $0.30 per share until January 31, 2003 and at $0.40 per share until April 30, 2003.

As part of the private placement an additional 40,000 warrants were issued as a finder's fee entitling the holder to purchase a common share at a price of $0.15 per share until June 28, 2002.

Shares for debt

During the period the Company negotiated a shares for debt settlement with certain creditors for the following debts:

	Number of shares issued	Amount of debt settled
Convertible debentures	2,000,000	$ * 288,750
Interest payable on convertible debentures	533,333	80,000
General accounts payable	639,422	95,914
	$3,172,755	$ 464,664

* net of deferred financing costs of $11,250

Share subscriptions

During the period, the Company received $245,902 towards a private placement of 447,822 units to be priced at $1.50 per unit. Each unit is to consist of two common shares and two non-transferable share purchase warrants. One warrant entitles the shareholder to purchase an additional common share at a price of $1.00 until June 30, 2003 and the second warrant entitles the shareholder to purchase an additional common share at a price of $1.50 until November 30, 2003. The shares and warrants will not be issued until the private placement is totally subscribed for and approved by the TSX Venture Exchange.

Loan payable – bonus shares

During the current fiscal year, the Company issued 1,798 post-consolidation shares pursuant to the loan agreement described in Note 6 and subsequent to May 31, 2002, the Company issued 500 shares.

8. CAPITAL STOCK (cont'd...)

Stock options

The Company does not have a formal stock option plan in place but follows the TSX Venture Exchange policy under which it is authorized to grant options to directors, employees and consultants to acquire up to 10% of issued and outstanding common stock. Under this policy, the exercise price of each option granted is based upon the market price of the Company's stock as calculated on the date of grant.

The following stock options were outstanding at May 31, 2002:

Number Outstanding	Exercise Price	Date Granted	Expiry Date
* 121,000	$ 0.15	February 13, 2002	February 13, 2003
160,000	$ 0.50	March 25, 2002	March 25, 2003
230,000	$ 1.00	April 11, 2002	April 11, 2003
511,000	$ 0.64		

* 71,000 exercised at $0.15 subsequent to May 31, 2002

Warrants

The following share purchase warrants were outstanding at May 31, 2002:

Number	Exercise Price		Expiry Date
* 3,800,000	$ 0.21	Up to October 15, 2002	April 30, 2003
	0.30	Up to January 31, 2003	
	0.40	Up to April 30, 2003	
** 40,000	$ 0.15		June 28, 2002
3,840,000			

* 52,381 exercised at $0.21 subsequent to May 31, 2002
** exercised subsequent to May 31, 2002

9. SEGMENTED INFORMATION

The Company is involved in mineral exploration. At May 31, 2002 and 2001, all of the Company's capital assets are located in Canada (see note 4) and all active mineral properties are located in the United States and Canada (see note 5).

10. RELATED PARTY TRANSACTIONS

These financial statements include transactions with related parties as follows:

a) During the year, the Company paid $22,500 (2001 - $30,000) in management fees to a company controlled by a director and accrued $54,000 (2001 - $80,000) in management fees payable to the former president and director of which $83,460 was waived at year-end.

b) A member of a director's immediate family incurred an aggregate of $96,347 (2001 - $166,480) in travel and promotion, office, rent, investor relations, listing and filing fees, telephone and miscellaneous expenses on behalf of the Company and is owed $206,116 (2001 - $109,769) of this amount at May 31, 2002 of which $11,000 was paid subsequent to year end.

c) During the year, a company related by virtue of a common director incurred an aggregate of $13,500 (2001 – nil) for the use of office facilities. The Company is owed the entire amount at May 31, 2002.

d) During the year, a total of 301,500 options were granted to two directors at a weighted average price of $0.55 per share.

e) During the year, a total of 70,500 options were exercised by one director for total consideration of $24,300.

f) During the year, pursuant to a private placement, a total of 1,003,334 units at $0.15 per unit were purchased by three directors for total consideration of $150,500 and 546,667 units at $0.15 were purchased by members of two director's immediate families for total consideration of $82,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the shareholder to purchase an additional common share at a price of $0.21 per share until October 15, 2002; $0.30 per share until January 31, 2003 or at $0.40 per share until April 30, 2003.

g) During the year, a total of $93,333 in convertible debentures and $12,000 in interest due to one director were settled by the issuance of 702,222 common shares.

h) At May 31, 2002, convertible debentures payable include an amount of $26,667 issued to a director.

i) During the year, $2,889 in interest relating to convertible debentures was paid to a director. Of this amount $222 is included in prepaid expenses at May 31, 2002.

j) During the year, a total of $15,000 in accounts payable to a former director was settled by the issuance of 100,000 common shares.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties unless otherwise noted.

Refer also to note 6.

11. INCOME TAXES

The Company has incurred non-capital losses aggregating approximately $8.7 million, which are available to be offset against income for Canadian tax purposes and which expire on a yearly basis until 2008.

The Company also has approximately $250,000 in foreign and other deductible tax pools, which are available to offset taxable income subject to certain restrictions.

The potential future benefit associated with these amounts has not been recorded as it cannot be considered likely that they will be utilized to reduce future taxable income.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the years ended May 31, 2002 and 2001, the Company conducted non-cash investing and financing activities as follows:

	2002	2001
Operating activities		
Items not affecting cash:		
Capital stock issued for:		
Finder's fee	$ (360)	$ (8,000)
Interest	(40,701)	-
Consulting	(8,560)	-
	(49,621)	(8,000)
Net change in non-cash operating working capital items:		
Capital stock issued for:		
Interest payable	(39,299)	-
Accounts payable	(87,354)	-
	(176,274)	-
Investing Activities		
Capital stock issued for:		
Mineral property acquisitions	(99,000)	(2,500)
Financing Activities		
Capital stock issued for:		
Mineral property acquisitions	99,000	2,500
Finder's fee	360	8,000
Shares for debt	464,664	-
Convertible debentures settled for capital stock	(288,750)	-
	275,274	10,500
	$ -	$ -

13. CONTINGENCY

The Company is the plaintiff in a $15 million claim against the BC Government in respect to the Amber mineral claims, located in the Slocan mining district, which were expropriated by the government in a previous fiscal year.

The outcome of this legal claim cannot be determined at this time and no provision for it has been made in these financial statements. Any settlement arising as a result of this claim will be recorded when and if received.

Refer to note 6.

14. SUBSEQUENT EVENTS

The following transactions occurred subsequent to May 31, 2002:

a) On July 9, 2002, the Company entered into an agreement to earn a 60% joint venture interest in Western Prospector Group Ltd's 3,625-hectare Lakemount property located near Wawa, Ontario. In order to exercise the option, the Company paid $20,000 and is required to fund $2.5 million in exploration expenditures prior to June 30, 2005. In addition, the Company will issue 500,000 units in the capital of the Company. Each unit consists of one common share and one share purchase warrant entitling the purchase of one additional share of the Company at $1.00 per share for the first 200,000 units, and at market price thereafter. The agreement is subject to the approval of the TSX Venture Exchange.

b) On July 26, 2002, the Company entered into an option agreement to earn a 60% joint venture interest in Pacific Ridge Exploration Ltd's Fyre Lake property located in the Finlayson Lake district of the Yukon. In order to exercise the option, the Company is required to fund $6.0 million in exploration expenditures on a staged basis prior to December 31, 2006, and issue 250,000 units. Each unit will consist of one common share of the Company and one 15-month share purchase warrant entitling the purchase of one additional share. The agreement is subject to the approval of the TSX Venture Exchange.

c) On July 29, 2002, the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 795 contiguous claim units in the Temagami Diamond Claim Project located in northeastern Ontario. On signing the agreement, the Company paid $13,000 and is to issue 200,000 common shares to Tres-Or. The Company will also subscribe for 100,000 units of Tres-Or at $0.35 as a condition of the agreement, each unit consisting of a common share and one share purchase warrant entitling the Company to purchase an additional common share of Tres-Or at a price of $0.50 per share within eighteen months of the issue date. In order to earn its interest, the Company must make additional vendor payments to Tres-Or aggregating $225,000 commencing with $25,000 on December 31, 2002 and $50,000 every six months commencing June 30, 2003 and ending December 31, 2004. The Company must also fund a total of $400,000 in exploration expenditures between January 1, 2003 and December 31, 2003 and depending on exploration results will have the option to fund a further $6.1 million in exploration expenditures over four years commencing December 31, 2004 until December 31, 2007. Tres-Or will receive management fees not to exceed 10% of the total exploration expenditures. The agreement is subject to the approval of the TSX Venture Exchange.

d) On July 29, 2002, the Company closed the private placement of the 447,822 units at $1.50 for net proceeds of $671,733.

e) On July 9, 2002, a director exercised 71,000 options at $0.15 for net proceeds to the Company of $10,650.

f) On June 10, 2002, the Company repaid $11,000 of the related party debt outstanding at year end.

g) On June 17, 2002, 52,381 warrants were exercised at $0.21 for net proceeds to the Company of $11,000.

h) On July 18, 2002, 40,000 warrants were exercised at $0.15 for net proceeds to the Company of $6,000.

i) On June 21, 2002, the Company granted 510,000 stock options to directors and employees at an exercise price of $0.75 per share.

82-4504

02 AUG 29 AM 10: 34

ROCK RESOURCES INC.
2120 – 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Phone: 604-688-3304 Fax: 604-682-6038

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders of **Rock Resources Inc.** (the "Company") will be held in the Boardroom of the Company in Suite 2120, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 on **September 18, 2002 at 2:00 p.m.** (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the Audited Financial Statements of the Company for the year ended May 31, 2002 together with the Auditor's Report thereon.
3. To fix the number of directors at seven.
4. To elect directors for the ensuing year.
5. To appoint De Visser Gray, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

6. To consider and, if thought advisable, approve an ordinary resolution , that the directors of the Company in their discretion be authorized to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the TSX Venture Exchange and subject to acceptance by the British Columbia Securities Commission and the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

7. To consider and if thought advisable, approve an ordinary resolution of disinterested shareholders and subject to TSX Venture Exchange approval, that the Company be authorized to complete one or more private placement of up to 10 million units, each unit comprising a common share and a two year share purchase warrant, subject to the policy 4.1 of the TSX Venture Exchange Policy Manual.

8. To consider and if thought advisable, approve, with or without amendment, the following special resolutions:

   (a) Vote FOR_____ AGAINST _____the special resolution amending Part 16 – Proceedings of Directors Item 16.03 of the Company's Articles from:– the First sentence amended from:
   A director may participate in a meeting of the board or of any committee of the directors by means of conference telephone or other communications facilities by means of which all directors participating in the meeting can hear each other and provided that all such directors agree to such participation. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefore and be entitled to speak and vote thereat.
   To:
   A director may participate in a meeting of the board or of any committee of the directors by means of conference telephone or other communications facilities by means of which all directors participating in the meeting can hear each other. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefore and be entitled to speak and vote thereat.

   (b) Vote FOR_____ AGAINST_____ the special resolution amending Part 16 – Proceedings of Directors Item 16.04 will be amended from:
   A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the

books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director:

(a) who is at the time not in the Province of British Columbia; or

(b) if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

Accidential omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any director or alternate director shall not invalidate proceedings at the meeting.

To:

A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the board at any time. **Notice for holding of meetings shall be at least seven clear days unless waived by 60% of the directors and shall specify the place, day and hour of such meeting and shall be given by mail, postage prepaid, e-mail, delivered notice, facsimile or similar electronic transmission and addressed to each of the directors and alternate directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.**

(c) Vote FOR_____ AGAINST_____ the special resolution Part 16 – Proceedings of Directors

Item 16.06 will be amended from:

The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors, or, if the number of directors is fixed at one, shall be one director.

To:

A quorum shall be not less than 60% of the directors. Each director present in person or represented by an alternate director will be counted as present at the meeting for the process of determining whether a quorum is present.

(d) the Articles of the Company be altered to reflect the above amendments and

(e) the directors of the Company are authorized to effect one of and/or delay or abandon any of the foregoing special resolutions approving the amendments and related matters before they are enacted on without further approvals of the shareholders.

9. To consider any permitted amendment to or variation to any matter identified in this Notice.

10. To transact such other business as may properly be transacted at the meeting or at any adjournment thereof.

The Board of Directors has fixed August 9, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

An Information Circular and a copy of the audited financial statements for the year ended May 31, 2002 and the auditor's report thereon accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the meeting in person are requested to complete, sign, date and return the enclosed Form of Proxy. A proxy will not be valid unless it is deposited at the office of Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, as of this **9th day of August, 2002.**

BY ORDER OF THE BOARD OF DIRECTORS OF ROCK RESOURCES INC.

"GRAEME W. ROWLAND"
Graeme W. Rowland,
President and a Director of Rock Resources Inc.

ROCK RESOURCES INC.
2120 – 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Phone: 604-688-3304 Fax: 604-682-6038

INFORMATION CIRCULAR
(as at August 9, 2002)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **ROCK RESOURCES INC.** (the "Company") for use at the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders of the Company to be held on **September 18, 2002** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by directors, officers or employees of the Company. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

Advance notice of the meeting was published in The Province newspaper on July 23, 2002 pursuant to the requirements of Section 111 of the Company Act of British Columbia.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Form of Proxy are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER FORM OF PROXY.**

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Form of Proxy are to vote with respect to any matter by checking the appropriate space.

On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Form of Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Form of Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.

At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Form of Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Form of Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES, TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF, MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10th Floor - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Form of Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein or under "Particulars of Other Matters to be Acted Upon" and other than the election of directors or the appointment of auditors, no director or senior officer of the Company or any proposed nominee of the management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. A total of 11,367,714 common shares of the Company are presently issued and outstanding as at August 9, 2002. The Record Date as of which shareholders are entitled to receive notice of and to vote at the Meeting is August 9, 2002.

Only shareholders of record at the close of business on August 9, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

FINANCIAL STATEMENTS

Financial Statements for the year ended May 31, 2002 are included with this material together with the Auditor's Report thereon.

Additional copies of the Financial Statements, together with the Notice of Meeting, Information Circular and Form of Proxy will be available from the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or the Company's head office, Suite 2120 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

ELECTION OF DIRECTORS

The persons named in the enclosed Form of Proxy intend to vote for the election of a Board of Directors comprised of seven (7) persons. The names of further nominees for directors may come from the floor of the Meeting. Pursuant to the Company's Advance Notice of Meeting, published in The Province newspaper on July 23, 2002 to date, the Company has received no nominations for directors.

Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

Name and Municipality of Residence	Occupation (1)	Year First Became a Director	Number of Shares Owned by Nominee (2)
GRAEME W. ROWLAND Brussels, Belgium **(President and CEO)**	Managing director of Hawkstrong Ltd. from 1990 to June 1999. Self employed as business consultant from July 1, 1999 to date. President and CEO of Rock Resources as at June 27, 2002	March 6, 2002	1,323,723 common shares 71,000 options and 40,750 options (granted June 21, 2002) 516,667 warrants
THOMAS J. KENNEDY North Vancouver, BC	V-President, Corporate Communications. Acted as President of Rock Resources Inc. from Nov. 5, 1992 until June 2002, and Management Consultant to venture companies.	November 5, 1992	10,050 common shares 200,000 warrants 40,000 options (granted June 21, 2002)
G. ELSTON JOHNSTON Richmond, BC	Self-employed. Professional Engineer, in the field of Fire Protection and Loss Prevention. Currently a director of three other public companies.	January 24, 1997	288,503 common shares 286,666 warrants 40,000 options (granted June 21, 2002)
RICHARD POULDEN London, England	Director of Rock Resources Inc. Acts as business and financial consultant to several London based companies. Currently, Chairman of Eyebright Plc	June 20, 2002	40,000 options (granted June 21, 2002)
BRUCE D. HIRSCHE, Q.C. Edmonton, Alberta	From 1975 to present, solicitor practicing Securities and Corporate Law in Edmonton, Alberta.. Director of other public companies.	February 23, 2000	500 common shares 25,000 options (granted June 21, 2002)
JAMES G.G. WATT Vancouver, B.C.	A former commercial banker, is President and Director of Clan Resources Ltd. and a director of four other TSX companies	July 23, 2002	50,000 options (granted June 21, 2002)
ALLEN ROSE New Westminster, B.C	Chartered Accountant since 1983 for a number of major corporations	September 18, 2002	20,000 options (granted June 21, 2002)

(1) Each of the above-named nominees has held the principal occupation or employment for at least five years unless otherwise stated.

(2) The number of shares beneficially owned by the above-named nominees for directors, directly or indirectly, is based on information furnished by the Registrar and Transfer Agent of the Company and by the nominees themselves.

The Board of Directors of the Company do not have an Executive Committee. The following directors are members of the Company's Audit Committee:

Graeme W. Rowland
Rick Keller
Elston Johnston

EXECUTIVE COMPENSATION

Compensation and Other Benefits of Executive Officers

The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (British Columbia) sets forth all annual and long-term compensation for services in all capacities to the Company for the most recently completed financial year in respect of the individual who was, as at May 31, 2002, the President and a Director (Thomas J. Kennedy) of the Company (the "Named Executive Officer").

SUMMARY COMPENSATION TABLE

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Thomas J. Kennedy, Pres. Until June 27, 2002	2002	Nil	Nil	Nil	Nil*	Nil	Nil	Nil
	2001	Nil	Nil	$50,000	Nil	Nil	Nil	Nil
	2000	Nil	Nil	$80,000	2,600,000	Nil	Nil	Nil
Graeme Rowland Pres. As at June 27, 2002	2002	Nil	Nil	Nil	262,250**	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

*was granted 40,000 June 21, 2002

**40,750 of the 262,250 were granted in June 21, 2002

No long-term incentive plan awards have been made to the Named Executive Officer for the Company's most recently completed financial year or at any time except as disclosed herein.

Options Granted During the Most Recently Completed Financial Year

The following table sets forth information concerning the individual grants of options to purchase securities of the Company made during the most recently completed financial year to Directors and Officers of the Company.

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name***	Securities Under Options/ SAR's Granted (#)	% of Total Options/ SAR's Granted to All Employees in Financial Year	Exercise or Base Price ($/Security)*	Market Value of Securities Underlying Options/SAR's On the Date of Grant ($/Security)	Expiration Date
Graeme W. Rowland**** Malcolm Bradley**	80,000	15.65%	$1.00	$0.84	Apr. 11, 2003

* The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the 10-day average price of the common shares of the Company on the Canadian Venture Exchange.
** Malcolm Bradley was granted 30,000 options at $0.50 expiring March 25, 2003 and 50,000 options at $1.00 expiring April 11, 2003 before becoming a director.
***Subsequent to the year end, the following directors and officers were granted an aggregate amount of 286,500 options at $0.75 expiring June 21, 2003: G. Rowland, B. Hirsche, J. Kowalchuk, D. Yaretz, V. Porter, J. Watt, R. Poulden, T. Kennedy and E. Johnston
****Graeme Rowland was granted 141,500 options at $0.15 expiring February 13, 2003 before becoming a director.

Options Exercised During the Most Recently Completed Financial Year

The following table summarizes options exercised by the Named Executive Officer during the most recently completed financial year of the Company.

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($) (Note: This figure is deemed income per Revenue Canada Regulation)	Unexercised Options/SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SAR's at Financial Year-End $ Exercisable/ Unexercised
Graeme W. Rowland (Director as of Mar. 6, 2002)	70,500* 80,000	$31,020 Nil	71,000 80,000	$67,450 Nil
Thomas J. Kennedy	Nil	Nil	Nil	Nil

*granted 141,500 before becoming a director

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers' employment or from a change of the Named Executive Officers' responsibilities following a change in control.

Directors' Compensation

There was $22,500. paid to a company controlled by a director for the year ending May 31, 2002. Thomas J. Kennedy did not receive any compensation in his capacity as President of Rock Resources Inc. between June 1, 2001 and May 31, 2002. Mr. Graeme W. Rowland took the role as President of the Company effective June 27, 2002. No other compensation was paid to any of the directors of the Company acting in their capacity as directors of the Company during the fiscal year. There were 80,000 options granted to directors during the fiscal year. Please see Table on page 6 for a summary. The shares traded at a high of $1.10 and a low of $0.01 during the fiscal year.

Since June 1, 2001, the commencement of the most recently completed fiscal year, there were 80,000 options granted to Insiders. See particulars of options granted on page 6 of this Circular.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a Director of the Company and no associates or affiliates of any of them, is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year.

MANAGEMENT CONTRACTS

During the year, the Company paid $22,500 (2001 - $30,000) in management fees to a company controlled by a director and accrued $54,000 (2001 - $80,000) in management fees payable to the former President and director of which $83,460 was waived at year-end..

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, or any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will affect the Company.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Form of Proxy will vote for the appointment of De Visser Gray, Chartered Accountants, Vancouver, British Columbia, Auditors for the Company, to hold office until the next Annual General Meeting of the Shareholders, at a remuneration to be fixed by the Board of Directors. De Visser Gray was first appointed auditors in July, 2001.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

General Authority to Grant Stock Options to Insiders

Management of the Company will request approval of the following ordinary resolution:

"RESOLVED, as an ordinary resolution, that the directors of the Company in their discretion be authorized to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the TSX Venture Exchange and subject to acceptance by the British Columbia Securities Commission and the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options."

Private Placement

Shareholders will be asked to approve an ordinary resolution of disinterested shareholders and subject to TSX Venture Exchange approval and subject to the Company's following described consolidation of shares, that the Company be authorized to complete a private placement of up to 10 million units, each unit comprising a common share and a two year share purchase warrant, subject to the policy 4.1 of the TSX Venture Exchange Policy Manual.

Amendments to Articles

Shareholders will be asked to approve the following amendments to the Company's Articles:

Part 16 – Proceedings of Directors
Item 16.03 – the First sentence amended from:
A director may participate in a meeting of the board or of any committee of the directors by means of conference telephone or other communications facilities by means of which all directors participating in the meeting can hear each other and provided that all such directors agree to such participation. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefore and be entitled to speak and vote thereat.
To:
A director may participate in a meeting of the board or of any committee of the directors by means of conference telephone or other communications facilities by means of which all directors participating in the meeting can hear each other. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefore and be entitled to speak and vote thereat.

Part 16 – Proceedings of Directors
Item 16.04 will be amended from:
A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director:

(a) who is at the time not in the Province of British Columbia; or
(b) if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

Accidential omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any director or alternate director shall not invalidate proceedings at the meeting.
To:
A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the board at any time. **Notice for holding of meetings shall be at least seven clear days unless waived by 60% of the directors and shall specify the place, day and hour of such meeting and shall be given by mail, postage prepaid, e-mail, delivered notice, facsimile or similar electronic transmission and addressed to each of the directors and alternate directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.**

Part 16 – Proceedings of Directors
Item 16.06 will be amended from:
The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors, or, if the number of directors is fixed at one, shall be one director.
To:

A quorum shall be not less than 60% of the directors. Each director present in person or represented by an alternate director will be counted as present at the meeting for the process of determining whether a quorum is present.

The above special resolutions, if passed, and if implemented by the board of directors, will become effective upon receipt of regulatory approval and acceptance by the office of the Registrar of Companies.

The board of directors unanimously recommends that shareholders vote in favour of the above described resolution.

MANAGEMENT OF THE COMPANY KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE PROXY ON SUCH OTHER BUSINESS AS MAY PROPERLY BE TRANSACTED AT THE ANNUAL GENERAL MEETING OR AT ANY ADJOURNMENT THEREOF.

DATED at Vancouver, British Columbia, this 9th day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
OF ROCK RESOURCES INC.

"Graeme W. Rowland"

Graeme W. Rowland
President & Director

British Columbia Securities Commission
ANNUAL REPORT
BC Form 51-901F

NAME OF ISSUER	*FOR YEAR ENDED*	*DATE OF REPORT*
ROCK RESOURCES INC.	**May 31, 2002**	**July 31, 2002**

ISSUER ADDRESS:

Suite 2120, 1055 West Hasting Street, Vancouver, British Columbia, V6C 2E9

Phone number	*Fax Number:*
(604) 688-3304	**(604) 682-6038**
E-Mail Address:	*Website:*
Info@rockresources.com	www.rockresources.com

CONTACT PERSON	*CONTACT'S POSITION*	*CONTACT TELEPHONE NO.*
T. Allen Rose	Accountant	(604) 688-3304

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder that requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B & C.

DIRECTOR'S SIGNATURE	DATE SIGNED
Signed: "***Thomas J. Kennedy***"	July 31, 2002

DIRECTOR'S SIGNATURE	DATE SIGNED
Signed: "***Elston Johnston***"	July 31, 2002

SHARES IN ESCROW OR SUBJECT TO POOLING AT MAY 31, 2002

There are no shares held in escrow or subject to pooling.

LIST OF DIRECTORS AND OFFICERS AS AT MAY 31, 2002

Malcolm Bradley	Director	Vernon Porter	Treasurer
Bruce D. Hirsche	Director	Graeme Rowland	Director, Chairman and CFO
Elston Johnston	Director	Christopher J. Sampson	Director
Thomas J. Kennedy	Director and President	Dwayne Yaretz	Secretary
John Kowalchuk	Director		

ROCK RESOURCES INC.
SCHEDULE "C"
MANAGEMENT'S DISCUSSION & ANALYSIS
For the period ended May 31, 2002

Description of Business

The Company's principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Results of Operations

The Company reports a net loss of Cdn $1,025,749 for the year ended May 31, 2002, or $0.26 on a post-consolidated basis vs. a net loss of Cdn $7,219,968 or $2.57 for the year ended May 31, 2001. The Company had no operating revenues or income for the year. The Company had no write-offs or write-downs during the year vs. a $5,924,361 write-down of deferred property costs in the prior year. Over all, administrative expenses have declined compared to the corresponding period in 2001 due a continued focus on reducing costs.

Related Party Transactions

Refer to Audited Financial Statements – Note 10.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past few years the price of metals has substantially decreased. If the decline in metal prices continue, this may adversely affect the Company's ability to raise capital to explore existing or new mineral properties.

The Company has incurred losses since inception and at May 31, 2002 has a working capital deficiency of $97,280 (2001 - $173,640) and a capital deficiency of $685,029 (2001 - $748,604). The Company requires additional funds to continue operations, to explore its mineral properties and to maintain its property interests pursuant to property option agreements. Management is actively seeking additional financing, and while it has successfully done this in the past, there is no assurance that it will continue to be able to do so in the future. These matters raise doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

Legal proceedings

In July 1995 the Provincial Government of BC expropriated certain mineral claims located in British Columbia known as the Amber Mineral Claims for the creation of a provincial park. To date the Company has sought through the courts compensation for such expropriation. The proceedings are on-going and the outcome is not determinable.

Current and Subsequent activities

Refer to the notes to the Consolidated Financial Statements.

ROCK RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002
and
May 31, 2001

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The audit Committee of the Board of Directors has met with the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, De Visser Gray, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

President

July 31, 2002

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Rock Resources Inc.

We have audited the consolidated balance sheets of Rock Resources Inc. as at May 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 31, 2002

ROCK RESOURCES INC.
Consolidated Balance Sheets
As at May 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 14,904	$ 322
Accounts receivable	20,288	8,977
Prepaid expenses and deposits	38,983	16,345
	74,175	25,644
Marketable securities (Note 3)	101,500	-
Capital assets (Note 4)	116,787	145,401
Mineral properties (Note 5)	199,867	13,183
	$ 492,329	$ 184,228
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 171,455	$ 159,985
Due to related party	11,000	-
Interest payable	-	39,299
	182,455	199,284
Due to related party *(Notes 10 and 14)*	195,116	109,769
Loan payable (Note 6)	76,710	17,104
Convertible debentures (Note 7)	477,175	606,675
Share subscriptions received (Note 8)	245,902	-
	1,177,358	932,832
Shareholders' deficiency		
Capital stock (Note 8)	14,401,689	13,207,365
Convertible debentures (Note 7)	210,000	315,000
Deficit	(15,296,718)	(14,270,969)
	(685,029)	(748,604)
	$ 492,329	$ 184,228

Nature of operations and going concern (Note 1)
Contingency (Note 13)
Subsequent events (Note 14)

On behalf of the Board:

_______________ Director _______________ Director

See notes to the consolidated financial statements.

ROCK RESOURCES INC.
Consolidated Statements of Operations and Deficit
For the Years Ended May 31, 2002 and 2001

	2002	2001
EXPENSES		
Accretion of convertible debentures	$ 54,250	$ 63,000
Amortization	29,071	33,275
Bank charges and interest	86,876	76,652
Consulting	80,123	115,183
Financing fees and charges	360	8,000
General exploration	-	22,050
Investor relations	190,040	173,782
Licenses and listing fees	35,594	17,150
Management fees	56,101	110,000
Office and salaries	247,930	405,169
Professional fees	111,964	149,518
Telephone	43,606	25,432
Travel and promotion	89,834	96,396
Write-down of deferred property costs	-	5,924,361
Loss for the year	(1,025,749)	(7,219,968)
Deficit, beginning of year	(14,270,969)	(7,051,001)
Deficit, end of year	$(15,296,718)	$(14,270,969)
Loss per common share (Note 2)	$ (0.26)	$ (2.57)
Weighted average number of common shares outstanding	4,007,454	2,814,648

See notes to the consolidated financial statements.

5. **MINERAL PROPERTIES** (cont'd...)

The following is a summary of the vendor payments, exploration expenditures, management fees and shares issued as required under the terms of the agreement:

	Vendor Payments	Exploration Expenditures	Management Fees	Shares Issued
Upon signing	$ 5,000	$ -	$ -	100,000
November 30, 2002	10,000	100,000	10,000	
November 30, 2003	15,000	200,000	20,000	
	$ 30,000	$ 300,000	$ 30,000	100,000

Coiron Property, Chile

At May 31, 2001 the Company recorded an allowance against the carrying value of its 40% interest in a 3,330-hectare property located in Region IV, Comuna Salamanca, Chile, such that the remaining costs were reduced to $1, as a consequence of uncertainty surrounding the Company's good title to the property. The outcome of this title dispute remains indeterminable at the current date.

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing with the exception of the Coiron Property.

6. **LOAN PAYABLE**

On October 25, 1999 the Company entered into a loan agreement with a private company with one director in common, whereby the Company could borrow up to $500,000 to fund legal fees to assist with the costs of an expropriation litigation it had commenced. Under the terms of the agreement, the loan is only repayable should the Company recover monies from the litigation. The loan bears interest of 1% per annum and contains a bonus provision whereby one common share of the Company will be issued for each $20.00 advanced under the loan to a maximum of 25,000 shares. The Company is to reimburse expenses in connection with its formation, capitalization and operation up to a maximum of $100,000 at the time the principal of the loan amount is repaid.

Refer also to note 10.

7. **CONVERTIBLE DEBENTURES**

During its 2000 fiscal year, the Company issued convertible debentures totaling $900,000. These debentures mature on October 12, 2004 and bear interest at 10% per annum. The debentures are convertible into common shares at $1.00 prior to October, 2002; $1.25 per share prior to October, 2003; and $1.50 per share prior to October, 2004. Any amounts not converted upon maturity may be converted by the Company at the lowest price per share permitted by the TSX Venture Exchange, but not less than $0.15 per share.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the convertible debentures were split into liability and equity components at the time of their issue. The liability component represents the present value of interest and principal payments after factoring out the conversion premium options. The financial liability is accreted by way of a charge to earnings over the term of the debt.

In connection with the issuance of the convertible debentures, the Company paid $45,000 as a finder's fee, which has been deferred and amortized against the liability component.

7. **CONVERTIBLE DEBENTURES** (cont'd...)

During the year, the Company negotiated the settlement of debentures having a face value of $300,000 by issuing 2,000,000 common shares. Of the balance settled for shares, $195,000 related to the liability component (before the amortization of $11,250 in deferred financing costs) and $105,000 related to the equity component.

The continuity of convertible debenture balances is as follows:

	Liability component	Equity component
Balance, May 31, 2001	$ 606,675	$ 315,000
Less: shares for debt settlement	(183,750)	(105,000)
Accretion of liability component	54,250	-
Balance, May 31, 2002	$ 477,175	$ 210,000

8. **CAPITAL STOCK**

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
As at May 31, 2000	55,901,718	$ 13,142,865
For warrants exercised	360,000	54,000
For finder's fees	40,000	8,000
For mineral properties	25,000	2,500
As at May 31, 2001	56,326,718	$ 13,207,365
1:20 consolidation	(53,510,382)	-
	2,816,336	13,207,365
Issued for cash:		
For private placement	3,900,000	585,000
For exercise of options	162,000	24,300
For exercise of warrants	100,000	21,000
Issued for other than cash:		
For settlement of debt	3,172,755	464,664
For mineral properties	102,500	99,000
For financing fee	1,798	360
As at May 31, 2002	10,255,389	$ 14,401,689

8. **CAPITAL STOCK** (cont'd…)

Share consolidation

Effective February 4, 2002 the Company consolidated its authorized common share capital of 100,000,000 common shares without par value, of which 56,622,262 were issued and outstanding, into an authorized capital of 5,000,000 common shares without par value, of which 2,831,113 were issued and outstanding. The Company subsequently increased its authorized capital to 100,000,000 common shares without par value.

Private placement

During the year ended May 31, 2002, the Company issued of 3,900,000 units at a price of $0.15 per unit pursuant to a private placement. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the shareholder to purchase an additional common share at a price of $0.21 per share until October 15, 2002, $0.30 per share until January 31, 2003 and at $0.40 per share until April 30, 2003.

As part of the private placement an additional 40,000 warrants were issued as a finder's fee entitling the holder to purchase a common share at a price of $0.15 per share until June 28, 2002.

Shares for debt

During the period the Company negotiated a shares for debt settlement with certain creditors for the following debts:

	Number of shares issued	Amount of debt settled
Convertible debentures	2,000,000	$ * 288,750
Interest payable on convertible debentures	533,333	80,000
General accounts payable	639,422	95,914
	$3,172,755	$ 464,664

* net of deferred financing costs of $11,250

Share subscriptions

During the period, the Company received $245,902 towards a private placement of 447,822 units to be priced at $1.50 per unit. Each unit is to consist of two common shares and two non-transferable share purchase warrants. One warrant entitles the shareholder to purchase an additional common share at a price of $1.00 until June 30, 2003 and the second warrant entitles the shareholder to purchase an additional common share at a price of $1.50 until November 30, 2003. The shares and warrants will not be issued until the private placement is totally subscribed for and approved by the TSX Venture Exchange.

Loan payable – bonus shares

During the current fiscal year, the Company issued 1,798 post-consolidation shares pursuant to the loan agreement described in Note 6 and subsequent to May 31, 2002, the Company issued 500 shares.

8. **CAPITAL STOCK** (cont'd…)

Stock options

The Company does not have a formal stock option plan in place but follows the TSX Venture Exchange policy under which it is authorized to grant options to directors, employees and consultants to acquire up to 10% of issued and outstanding common stock. Under this policy, the exercise price of each option granted is based upon the market price of the Company's stock as calculated on the date of grant.

The following stock options were outstanding at May 31, 2002:

Number Outstanding	Exercise Price	Date Granted	Expiry Date
* 121,000	$ 0.15	February 13, 2002	February 13, 2003
160,000	$ 0.50	March 25, 2002	March 25, 2003
230,000	$ 1.00	April 11, 2002	April 11, 2003
511,000	$ 0.64		

* 71,000 exercised at $0.15 subsequent to May 31, 2002

Warrants

The following share purchase warrants were outstanding at May 31, 2002:

Number	Exercise Price		Expiry Date
* 3,800,000	$ 0.21	Up to October 15, 2002	April 30, 2003
	0.30	Up to January 31, 2003	
	0.40	Up to April 30, 2003	
** 40,000	$ 0.15		June 28, 2002
3,840,000			

* 52,381 exercised at $0.21 subsequent to May 31, 2002
** exercised subsequent to May 31, 2002

9. **SEGMENTED INFORMATION**

The Company is involved in mineral exploration. At May 31, 2002 and 2001, all of the Company's capital assets are located in Canada (see note 4) and all active mineral properties are located in the United States and Canada (see note 5).

10. RELATED PARTY TRANSACTIONS

These financial statements include transactions with related parties as follows:

a) During the year, the Company paid $22,500 (2001 - $30,000) in management fees to a company controlled by a director and accrued $54,000 (2001 - $80,000) in management fees payable to the former president and director of which $83,460 was waived at year-end.

b) A member of a director's immediate family incurred an aggregate of $96,347 (2001 - $166,480) in travel and promotion, office, rent, investor relations, listing and filing fees, telephone and miscellaneous expenses on behalf of the Company and is owed $206,116 (2001 - $109,769) of this amount at May 31, 2002 of which $11,000 was paid subsequent to year end.

c) During the year, a company related by virtue of a common director incurred an aggregate of $13,500 (2001 – nil) for the use of office facilities. The Company is owed the entire amount at May 31, 2002.

d) During the year, a total of 301,500 options were granted to two directors at a weighted average price of $0.55 per share.

e) During the year, a total of 70,500 options were exercised by one director for total consideration of $24,300.

f) During the year, pursuant to a private placement, a total of 1,003,334 units at $0.15 per unit were purchased by three directors for total consideration of $150,500 and 546,667 units at $0.15 were purchased by members of two director's immediate families for total consideration of $82,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the shareholder to purchase an additional common share at a price of $0.21 per share until October 15, 2002; $0.30 per share until January 31, 2003 or at $0.40 per share until April 30, 2003.

g) During the year, a total of $93,333 in convertible debentures and $12,000 in interest due to one director were settled by the issuance of 702,222 common shares.

h) At May 31, 2002, convertible debentures payable include an amount of $26,667 issued to a director.

i) During the year, $2,889 in interest relating to convertible debentures was paid to a director. Of this amount $222 is included in prepaid expenses at May 31, 2002.

j) During the year, a total of $15,000 in accounts payable to a former director was settled by the issuance of 100,000 common shares.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties unless otherwise noted.

Refer also to note 6.

11. INCOME TAXES

The Company has incurred non-capital losses aggregating approximately $8.7 million, which are available to be offset against income for Canadian tax purposes and which expire on a yearly basis until 2008.

The Company also has approximately $250,000 in foreign and other deductible tax pools, which are available to offset taxable income subject to certain restrictions.

The potential future benefit associated with these amounts has not been recorded as it cannot be considered likely that they will be utilized to reduce future taxable income.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the years ended May 31, 2002 and 2001, the Company conducted non-cash investing and financing activities as follows:

	2002	2001
Operating activities		
Items not affecting cash:		
Capital stock issued for:		
Finder's fee	$ (360)	$ (8,000)
Interest	(40,701)	-
Consulting	(8,560)	-
	(49,621)	(8,000)
Net change in non-cash operating working capital items:		
Capital stock issued for:		
Interest payable	(39,299)	-
Accounts payable	(87,354)	-
	(176,274)	-
Investing Activities		
Capital stock issued for:		
Mineral property acquisitions	(99,000)	(2,500)
Financing Activities		
Capital stock issued for:		
Mineral property acquisitions	99,000	2,500
Finder's fee	360	8,000
Shares for debt	464,664	-
Convertible debentures settled for capital stock	(288,750)	-
	275,274	10,500
	$ -	$ -

13. CONTINGENCY

The Company is the plaintiff in a $15 million claim against the BC Government in respect to the Amber mineral claims, located in the Slocan mining district, which were expropriated by the government in a previous fiscal year.

The outcome of this legal claim cannot be determined at this time and no provision for it has been made in these financial statements. Any settlement arising as a result of this claim will be recorded when and if received.

Refer to note 6.

14. SUBSEQUENT EVENTS

The following transactions occurred subsequent to May 31, 2002:

a) On July 9, 2002, the Company entered into an agreement to earn a 60% joint venture interest in Western Prospector Group Ltd's 3,625-hectare Lakemount property located near Wawa, Ontario. In order to exercise the option, the Company paid $20,000 and is required to fund $2.5 million in exploration expenditures prior to June 30, 2005. In addition, the Company will issue 500,000 units in the capital of the Company. Each unit consists of one common share and one share purchase warrant entitling the purchase of one additional share of the Company at $1.00 per share for the first 200,000 units, and at market price thereafter. The agreement is subject to the approval of the TSX Venture Exchange.

b) On July 26, 2002, the Company entered into an option agreement to earn a 60% joint venture interest in Pacific Ridge Exploration Ltd's Fyre Lake property located in the Finlayson Lake district of the Yukon. In order to exercise the option, the Company is required to fund $6.0 million in exploration expenditures on a staged basis prior to December 31, 2006, and issue 250,000 units. Each unit will consist of one common share of the Company and one 15-month share purchase warrant entitling the purchase of one additional share. The agreement is subject to the approval of the TSX Venture Exchange.

c) On July 29, 2002, the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 795 contiguous claim units in the Temagami Diamond Claim Project located in northeastern Ontario. On signing the agreement, the Company paid $13,000 and is to issue 200,000 common shares to Tres-Or. The Company will also subscribe for 100,000 units of Tres-Or at $0.35 as a condition of the agreement, each unit consisting of a common share and one share purchase warrant entitling the Company to purchase an additional common share of Tres-Or at a price of $0.50 per share within eighteen months of the issue date. In order to earn its interest, the Company must make additional vendor payments to Tres-Or aggregating $225,000 commencing with $25,000 on December 31, 2002 and $50,000 every six months commencing June 30, 2003 and ending December 31, 2004. The Company must also fund a total of $400,000 in exploration expenditures between January 1, 2003 and December 31, 2003 and depending on exploration results will have the option to fund a further $6.1 million in exploration expenditures over four years commencing December 31, 2004 until December 31, 2007. Tres-Or will receive management fees not to exceed 10% of the total exploration expenditures. The agreement is subject to the approval of the TSX Venture Exchange.

d) On July 29, 2002, the Company closed the private placement of the 447,822 units at $1.50 for net proceeds of $671,733.

e) On July 9, 2002, a director exercised 71,000 options at $0.15 for net proceeds to the Company of $10,650.

f) On June 10, 2002, the Company repaid $11,000 of the related party debt outstanding at year end.

g) On June 17, 2002, 52,381 warrants were exercised at $0.21 for net proceeds to the Company of $11,000.

h) On July 18, 2002, 40,000 warrants were exercised at $0.15 for net proceeds to the Company of $6,000.

i) On June 21, 2002, the Company granted 510,000 stock options to directors and employees at an exercise price of $0.75 per share.